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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                        Date of Report: September 6, 2005

                               CEMEX, S.A. de C.V.
                               -------------------
             (Exact name of Registrant as specified in its charter)

                                   CEMEX Corp.
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                 (Translation of Registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    Contents

     1. Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and Ready Mix USA, dated September 1, 2005, announcing that CEMEX, Inc., CEMEX's U.S. subsidiary, and Ready Mix USA have expanded the scope of their joint venture (attached hereto as exhibit 1).

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 CEMEX, S.A. de C.V.
                                              ----------------------------------
                                                 (Registrant)



Date:    September 5, 2005                       By:  /s/ Rafael Garza
      --------------------------------------  ----------------------------------
                                                      Name:  Rafael Garza
                                                      Title: Chief Comptroller

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                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------

1 Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and Ready Mix USA, dated September 1, 2005, announcing that CEMEX, Inc., CEMEX's U.S. subsidiary, and Ready Mix USA have expanded the scope of their joint venture.

                                                                       EXHIBIT 1

[CEMEX GRAPHIC OMITTED]                          [READY MIX USA GRAPHIC OMITTED]

                       CEMEX CONTRIBUTES ADDITIONAL ASSETS
                       TO JOINT VENTURE WITH READY MIX USA

Houston, Texas and Birmingham, Alabama; September 1, 2005.- CEMEX Inc., the U.S. subsidiary of CEMEX (NYSE:CX), a growing global building solutions company, and Ready Mix USA, a private ready-mix concrete company with operations in the Southeastern United States, today announced that they have signed an agreement to expand the scope of their recently formed joint venture.

Under the initial arrangement that was completed on July 1, 2005, CEMEX Inc. contributed two cement plants (Demopolis, AL and Clinchfield, GA), eleven cement terminals, and its ready-mix aggregates and block assets in the Florida Panhandle and Southern Georgia to the joint venture. Ready Mix USA contributed all of its ready-mix and aggregate operations in Alabama, Georgia, the Florida Panhandle and Tennessee, as well as its block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama. The cement assets of the joint venture are being managed by CEMEX, and the ready-mix, aggregate and block assets are being managed by Ready Mix USA.

As a part of the expansion of the joint venture, CEMEX will contribute 27 additional ready-mix plants and 4 additional block facilities that are located in the Atlanta, Georgia metropolitan area and are currently operating under the Allied Ready Mix name. In return for the contribution of these additional assets, CEMEX will receive from the joint venture $ 91,560,000 plus additional cash for the working capital related to those assets. Ready Mix USA will manage these newly contributed assets.

CEMEX will use the proceeds from the additional contribution of assets to reduce net debt. As a result, the company expects to achieve a 2.7 times or better net debt to EBITDA leverage ratio by the end of the third quarter of 2005.

                                       ###

About CEMEX

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.CEMEX.com.

About Ready Mix USA

The bright red, white, and blue USA symbol represents a truly unique family oriented company that serves the construction industry throughout the Southeast. The strength of Ready Mix USA is its local management team and customer focus. This relatively young company, which is majority owned and operated by the son and grandson of the late Coach Paul William Bryant, began in 1995 with the partial purchase of Reynolds Ready Mix. Today, the USA family of companies consists of concrete ready-mix plants, concrete masonry manufacturing facilities and construction materials distribution locations, and sand and gravel operations. For more information about the company, visit www.rmusainc.com.

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the terms and expected results of the transaction described above to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual terms or results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

CEMEX CONTACT INFO:
Media Relations
Jorge Perez
(52-81) 8888-4334

Investor Relations
Abraham Rodriguez
(52-81) 8888-4262

Analyst Relations
Ricardo Sales
(212) 317-6008

READY MIX USA CONTACT INFO:
Scott Phelps
(205) 345-5600